Exhibit 4

Annual General Meeting

of Shareholders

Thursday, May 8, 2014

Notice of Meeting and

Management Information Circular

Dated March 28, 2014

Dear Denison Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend Denison’s annual meeting of shareholders on Thursday, May 8, 2014 at the law offices of Cassels Brock & Blackwell LLP 40 King St. West, Suite 2100, Toronto, Ontario. In addition to the business of the meeting set out in the attached Management Information Circular, we will report on Denison’s performance in 2013 and our plans for the future of Denison. You will also have an opportunity to meet with and ask questions of management and the Board of Directors.

It is important to vote your shares. The attached Management Information Circular contains important information about the meeting, how you can vote, the nominated directors, governance of the Corporation and the compensation of Denison’s executives and directors.

Denison enjoyed an exciting year in 2013. While the Company focused on the exploration and development of its existing mineral properties, it also embarked on an ambitious acquisition strategy. Through key acquisitions last year, Denison further enriched its strategic portfolio of uranium deposits and properties in the Athabasca Basin and diversified its African uranium portfolio. We look forward to sharing our plans with you at the meeting.

The Board of Directors and I thank you for your continued support and interest in Denison.

Sincerely,

Signed “Ron F. Hochstein”

Ron F. Hochstein

President and Chief Executive Officer

Denison Mines Corp.

March 28, 2014

Toronto

What’s Inside

Notice of Annual Meeting

Management Information Circular	1

Business of the Meeting	5

• Receiving the Consolidated Financial Statements • The Election of Directors • The Reappointment of the Auditor

Denison’s Corporate Governance Practices	13

Director Compensation	21

Executive Compensation	26

Denison’s Stock Option Plan Additional Information	42 44

Appendices:

• Board of Director’s Mandate	A

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to Denison’s Annual General Meeting of Shareholders.

When	Where
Thursday, May 8, 2014 4:00 p.m. Reception 4:30 p.m. Meeting	Cassels Brock & Blackwell LLP 40 King St. West, Suite 2100 Toronto, Ontario M5H 3C2

The purpose of the Meeting is:

(a)	to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2013, along with the auditor’s report on the statements;

(b)	to elect eight directors to the Board for the upcoming year;

(c)	to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor; and

(d)	to transact such other business as may properly come before the Meeting.

Your vote is important. If you held shares in Denison Mines Corp. on March 28, 2014, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

This notice is accompanied by the Management Information Circular which describes who can vote, how to vote and what the Meeting will cover.

The 2013 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2013, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com or by request to the Corporate Secretary of the Company at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2.

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website (www.denisonmines.com). The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and thus reduces the Company’s printing and mailing costs.

The Meeting materials will be available on the Company’s website on April 7, 2014 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov on April 7, 2014.

Shareholders who wish to receive paper copies of the Meeting materials may request copies from the Company by calling 1-888-689-7842 or by sending an email to info@denisonmines.com.

If you are not able to attend the Meeting, please vote by using the proxy form or voting instruction form included with the “notice and access” notification and return it according to the instructions provided before 4:30 p.m. (Eastern Time) on May 6, 2014.

Yours truly,

Signed “Ron F. Hochstein”

Ron F. Hochstein

President and Chief Executive Officer

Dated March 28, 2014

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

About this Circular

You have received this Circular because you owned shares of Denison Mines Corp. on March 28, 2014, the record date. As a Shareholder, you have the right to attend the Annual Meeting of Shareholders on May 8, 2014 (the “Meeting”) and to vote your Shares in person or by proxy.

Management is soliciting your proxy for the 2014 Annual General Meeting of Shareholders. Management’s solicitation is being made by mail and electronic means, at Denison’s expense. Proxies may also be solicited personally or by telephone by directors, officers and employees of the Company.

The Board of Directors has approved the contents of this document and has directed management to make it available to you. The information in the Circular is given as of March 28, 2014 unless otherwise noted.

In this Circular, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares.

This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Shares, you have been sent a proxy form that you can use if you choose not to vote at the Meeting.

•	If your Shares are held by a nominee, you may receive either a proxy form or voting instruction form and should follow the instructions provided by the nominee.

All amounts stated in this Circular are in United States dollars, unless otherwise indicated. References to “CAD$” mean Canadian dollars.

Voting Your Denison Shares

Registered Shareholders

If you were a registered Shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under “Voting by Proxy”.

Non-Registered Shareholders

Your Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your Shares are registered in the name of a nominee, you are a non-registered Shareholder. Your nominee is entitled to vote the Shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your Shares. You may vote your Shares through your nominee or in person.

To vote your Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered Shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of Shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered Shareholders to direct the voting of the Shares that they beneficially own.

If you are a non-registered Shareholder and would like to vote your Shares in person at the Meeting, you should take the following steps:

1.	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or proxy form, and

2.	follow the nominee’s instructions for return of the executed form or other method of response.

Do not otherwise complete the form. Your vote, or your designate’s vote, will be taken at the Meeting.

Voting by Proxy

If you will not be at the Meeting or do not wish to vote in person, we still encourage you to vote by using the proxy form or voting instruction form provided. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the proxy form or voting instruction form provided.

Your Proxy Vote and Appointing a Proxyholder

On the proxy form, you can indicate how you want to vote your Shares, or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received at the Toronto office of Computershare Investor Services Inc. by 4:30 p.m. (Eastern time) on May 6, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting. Proxies should be delivered to:

Computershare Investor Services Inc.

Toronto Office, Proxy Department

100 University Avenue

9th Floor

Toronto, Ontario,

Canada M5J 2Y1

For more information on how to vote, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail to service@computershare.com.

If you give directions on how to vote your Shares, your proxyholder must vote (or withhold from voting) your Shares according to your instructions, including on any ballot votes that take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Shares as he or she sees fit. Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a Shareholder of Denison. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Denison, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter and the persons designated in the form are appointed as your proxyholder, your Shares will be voted as follows:

•	FOR the election as directors of all nominees listed in this Circular; and

•	FOR the reappointment of PricewaterhouseCoopers LLP as independent auditor until the next Annual Meeting of Shareholders and the authorization of the Board of Directors to fix its remuneration.

Revoking Your Proxy

A registered Shareholder who has given a proxy may revoke it by delivering a written notice, stating that you want to revoke your proxy to: The Corporate Secretary, Denison Mines Corp., Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or by attending the Meeting and notifying the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your proxy. A registered Shareholder may also revoke its proxy by completing and signing a proxy bearing a later date and depositing it with Computershare, provided it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Additional Matters Presented at the Annual General Meeting

The proxy form or voting instruction form provided confers discretionary authority upon the persons named as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form and any matter is presented at the Meeting in addition, as an amendment or a variation to the matters described in the Notice of Meeting, the Denison officers named as proxies will vote in their best judgment. When this Circular went to press, Denison’s management was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in the Notice. No director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of the auditor.

ELECTRONIC DELIVERY OF DOCUMENTS

Every year, as required by laws governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, Shareholders may choose to be notified by email when the Company’s documentation, including the Meeting materials, is posted on the Company’s website (www.denisonmines.com) and, accordingly, such documentation will not be sent in paper form by mail other than as required by applicable laws.

Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws. By consenting to electronic delivery, Shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial reports, the annual report (including audited annual consolidated financial statements and MD&A), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

At any time, Denison may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to Shareholders.

Registered Shareholders can consent to electronic delivery by completing and returning the consent included with the form of proxy. Non-registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary. The Company will notify Shareholders using the email address provided by the Shareholder on the form of proxy when the documents that the Shareholder is entitled to receive are posted on the Company’s website, with a link to the specific pages of the website containing the PDF document. Shareholders are not required to consent to electronic delivery.

NOTICE AND ACCESS

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver its Meeting materials to Shareholders by posting them on its website at www.denisonmines.com. The Circular will be available on the Company’s website on April 7, 2014 and will remain on the website for one full year.

The Circular will also be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov/edgar on April 7, 2014.

Shareholders may request copies of the Meeting materials by mail at no cost for up to one year from the date the Information Circular was filed on SEDAR by email to info@denisonmines.com or by calling 1-888-689-7842. For Shareholders who wish to receive copies of the Circular in advance of the voting deadline, requests must be received no later than April 25, 2014.

The Company has decided to mail paper copies of the Circular to those registered and non-registered Shareholders who had previously elected to receive paper copies of the Company’s Meeting materials. All other Shareholders will receive a “notice and access” notification which will contain information on how to obtain electronic and paper copies of the Circular in advance of the Meeting and for a full year following the Meeting.

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

Voting Securities

Denison’s Shares are the only shares issued by the Company. On March 28, 2014, the record date for the Meeting, the Company had 484,928,367 Shares issued and outstanding, and all of these Shares are entitled to be voted at the meeting. Each Share entitles the holder to one vote on all matters at the Meeting.

In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company prepared a list of Shareholders on the record date of March 28, 2014. Each Shareholder named on the list will be entitled to vote the Shares shown opposite his or her name on the list at the Meeting.

Principal Holders of Shares

To the knowledge of Denison’s directors and executive officers, the only person or company who beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of Denison’s Shares on March 28, 2014 was:

Name	Number of Shares	Percentage of Outstanding Shares on the Record Date
Korea Electric Power Corporation (“KEPCO”) through KEPCO Canada Uranium Investment Limited Partnership and other affiliates	58,284,000	12.02%

This information was obtained from publicly disclosed information and has not been independently verified by the Company.

Business of the Meeting

The purpose of the Meeting is:

(a)	to receive the Company’s consolidated financial statements for the year ended December 31, 2013, along with the auditor’s report on the statements;

(b)	to elect eight directors to the Board for the upcoming year;

(c)	to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor; and

(d)	to transact such other business as may properly come before the Meeting.

Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2013 are included in Denison’s 2013 Annual Report, which has been mailed to the Company’s registered Shareholders and to non-registered Shareholders who requested it or is available on the Company’s website at www.denisonmines.com. Management will discuss Denison’s consolidated financial results at the Meeting, and Shareholders and proxyholders will be given an opportunity to discuss these results with management. No vote of Shareholders is required with respect to this item of business.

The 2013 Annual Report is available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com and on the SEC website at www.sec.gov/edgar.shtml.

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

The Election of Directors

At its meeting on March 6, 2014, the Board decided that eight directors are to be elected at the Meeting. Denison’s articles provide for a minimum of three and a maximum of ten directors on the Board.

All of the proposed nominees are currently directors of Denison and have been directors since the dates indicated below. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. Directors who are elected will serve until the end of the next annual meeting or until a successor is elected or appointed.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director or withdraws his or her name, the named proxyholders reserve the right to nominate and vote for another individual in their discretion.

Denison’s Board recognizes that the quality of its directors is an important factor in the overall success of the Company. Denison is committed to ensuring that its Board is composed of members who have the competencies, capabilities and diversity required to understand Denison’s business, along with the integrity and motivation required to properly discharge their fiduciary duties in the long term best interests of the Company and all of its Shareholders.

When considering the Board as a whole and assessing directors’ candidacy for the Board, the Corporate Governance and Nominating Committee follows its established guidelines for the Board’s composition and seeks directors that have some or all of the following attributes:

•	Financial accreditation and/or financial literacy

•	Sound business experience and expertise

•	Corporate governance experience

•	Industry specific experience and knowledge, such as mining, environment and safety and occupational health

•	Experience in government relations, corporate operations and regulatory issues

•	Financing and merger/acquisition experience

•	Strong reputation within the financial and business communities

•	Strong board skills, such as integrity, networking abilities, interpersonal skills, ability to think strategically and act independently

•	Independence, as such term is defined by the Canadian Securities Administrators

When determining nominees for election, the Board also considers its strategic relationship with its largest shareholder, KEPCO. Denison and KEPCO have entered into a strategic relationship agreement under which the Board must nominate one person designated by KEPCO for election as a director at any Shareholder meeting where directors are to be elected, so long as KEPCO holds over 5% of the outstanding Shares. KEPCO has designated Mr. Kim as its nominee.

According to the Company’s by-laws, the Company must receive advance notice of nominations of directors by Shareholders. The Company did not receive notice of any director nominations in connection with this year’s Meeting within the time periods prescribed by the by-laws. Accordingly, at the Meeting the only persons eligible to be nominated for election to the Board are the below nominees.

The Board has adopted a Share ownership requirement. Non-employee directors must own Shares with a cost equal to three times the value of their annual director retainers. The Board exempted nominees of KEPCO from this requirement.

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

The table below sets out information about each nominated director as of March 28, 2014, including their background and experience, main areas of expertise, other boards of which they are members and their equity holdings in the Company. Each director has provided the information about the Shares that he or she owns or over which he or she exercises control or direction.

Profiles of the Nominated Directors

John H. Craig, 66 Toronto, ON Canada Shares: 103,000 Value of Share holdings: CAD$169,950[2] Options: 237,500

John Craig is a partner at a leading Canadian law firm, practicing in securities law with a focus on equity financings both for underwriters and issuers with an emphasis on resource companies, TSX listings, dealings with the TSX and Ontario Securities Commission for listed public companies, takeovers and issuer bids and going private transactions. His mergers and acquisitions experience involves mergers of public companies, both listed and unlisted and acquisitions of listed companies by unlisted and private concerns. Mr. Craig is also involved with international resources in negotiation and drafting of mining, oil and gas concession agreements, joint venture agreements, operating agreements and farm-in agreements in a variety of countries. Mr. Craig received his B.A. and LL.B. from the University of Western Ontario and was admitted to the Ontario Bar in 1973.

Mr. Craig is also a director of Africa Oil Corp. (TSX-V, OMX), BlackPearl Resources Inc. (TSX, OMX), Consolidated HCI Holdings Corp. (TSX), Corsa Coal Corp. (TSX-V) and Lundin Mining Corporation (TSX, OMX).

Areas of Expertise: Finance, Law, International Business, Mining and Exploration, Corporate Governance, Compensation

Denison Board Details:

•     Director since May 9, 1997

•     Lead Director since May 6, 2010

•     Independent

•     Complies with Share ownership requirement

•     Member of the Corporate Governance and Nominating Committee

W. Robert Dengler, 73 Aurora, ON Canada Shares: 179,040 Value of Share holdings: CAD$295,416[2] Options: 381,500

Robert Dengler is currently engaged as a Corporate Director. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

Mr. Dengler is also a director of IAMGOLD Corporation (TSX, NYSE) and Energy Fuels Inc. (“EFR”) (TSX, NYSE MKT).

Areas of Expertise: Finance, International Business, Mining and Exploration, Compensation, Operations

Denison Board Details:

•     Director since December 1, 2006. Served as a director of a predecessor of Denison since 2004

•     Independent

•     Complies with Share ownership requirement

•     Chair of the Compensation Committee

•     Chair of the Environment, Health and Safety Committee

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

Brian D. Edgar, 64 Vancouver, BC Canada Shares: 70,000 Value of Share holdings: CAD$115,500[2] Options: 237,500

Brian Edgar is the Chairman of Silver Bull Resources Inc., a mineral exploration company listed on both the NYSE MKT and the TSX. He also serves as President and Chief Executive Officer of Dome Ventures Corporation, a wholly-owned subsidiary of Silver Bull. Prior to joining Silver Bull in 2012, Mr. Edgar worked as a director at Rand Edgar Capital Corp. (now Rand Edgar Investment Corp.), a private investment company established in 1992 by Messrs. Rand and Edgar. Mr. Edgar is a lawyer who practiced corporate and securities law for 16 years.

Mr. Edgar[1] is also a director of BlackPearl Resources Inc. (TSX, OMX), Lucara Diamond Corp. (TSX, OMX), Lundin Mining Corporation (TSX, OMX), ShaMaran Petroleum Corp. (TSX-V, OMX) and Silver Bull Resources Inc. (Chairman) (TSX, NYSE MKT).

Areas of Expertise: Finance, International Business, Mining and Exploration, Law, Corporate Governance, Compensation

Denison Board Details:

•     Director since March 22, 2005

•     Independent

•     Complies with Share ownership requirement

•     Chair of the Corporate Governance and Nominating Committee

•     Member of the Audit Committee

Ron F. Hochstein, 52 Coquitlam, BC Canada Shares: 938,000 Value of Share holdings: CAD$1,547,700[2] Options: 1,363,475

Ron Hochstein was appointed President and Chief Executive Officer of the Company in 2009, after having served as its President and Chief Operating Officer since 2006 when International Uranium Corporation (“IUC”) and Denison Mines Inc. (“DMI”) combined to form the Company. Before then, Mr. Hochstein served as President and Chief Executive Officer of IUC. Mr. Hochstein joined the Company in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Prior to joining the Company, Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds an M.B.A. from the University of British Columbia and a B.Sc. from the University of Alberta.

Mr. Hochstein is also a director of EFR (TSX, NYSE MKT), Fortress Minerals Corp. (Chairman) (NEX), RB Energy Inc. (TSX), Sprott Resource Corp. (TSX) and Virginia Energy Resources Inc. (TSX-V).

Areas of Expertise: Finance, Management, International Business, Mining and Exploration, Operations, Compensation

Denison Board Details:

•     Director since April 6, 2000

•     Not independent

•     Share ownership requirement does not apply

•     Member of the Environment, Health and Safety Committee

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

Tae-hwan Kim, 49 Seoul, Korea Shares: Nil Value of Share holdings: CAD$Nil Options: 50,000

Mr. Kim is General Manager of Overseas Resources at KEPCO, an international electric power company head quartered in Korea, since 2012. Before his current position, Mr. Kim served as Senior Manager of Overseas Resources Development since 2004. Mr. Kim brings many years of experience managing both domestic and large overseas resource projects to the Board, including management of safety and occupational health matters. He has a degree in International Economics from the Pusan National University and an MBA from the Seoul National University in Korea.

Areas of Expertise: Economics, Finance, Occupational Health and Safety, Management, Energy, International Business, Operations

Denison Board Details:

•     Director since January 16, 2014

•     Not independent

•     Exempted from Share ownership requirement as a nominee of KEPCO

Lukas H. Lundin, 55 Vaud, Switzerland Shares: 1,050,000 Value of Share holdings: CAD$1,732,500[2] Options: 275,000

Lukas Lundin has served as Chairman of the Board since March 23, 1998, except from June 2009 to February 2010. Mr. Lundin served as Interim Chief Executive Officer of the Company for two months in 2009 until Mr. Hochstein’s appointment to that position. Mr. Lundin was educated at the École Internationale de Genève in Switzerland. In 1981, Mr. Lundin graduated from the New Mexico Institute of Mining and Technology (engineering). Mr. Lundin headed International Petroleum Corporation’s international operations and was based in the Company’s technical office in Dubai, U.A.E. for over 12 years. From 1990 to June 1995, Mr. Lundin was President of International Musto Exploration Limited and was responsible for Musto’s acquisition of the Bajo de la Alumbrera deposit. Mr. Lundin was also responsible for Argentina Gold Corp. and the discovery of the multi-million ounce Veladero gold deposit.

Mr. Lundin is also a director of Fortress Minerals Corp. (NEX), Lucara Diamond Corp. (Chairman) (TSX, OMX), Lundin Mining Corporation (Chairman) (TSX, OMX), Lundin Petroleum AB (OMX, TSX) and NGEx Resources Inc. (Chairman) (TSX).

Areas of Expertise: Finance, Management, Operations, Mining and Exploration, International Business, Compensation

Denison Board Details:

•     Director since May 9, 1997

•     Chairman of the Board

•     Not independent

•     Complies with Share ownership requirement

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

William A. Rand, 71 Vancouver, BC Canada Shares: 105,000 Value of Share holdings: CAD$173,250[2] Options: 237,500

William Rand is a Director of Rand Edgar Investment Corp., a private investment company. Mr. Rand practiced corporate/securities law for nearly 25 years before retiring from the practice of law in 1992 to establish Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.). Mr. Rand received a Bachelor of Commerce degree (Honours Economics) from McGill University, a law degree from Dalhousie University and a Master of Laws degree in international law from the London School of Economics and a Doctor of Laws honoris causa from Dalhousie University.

Mr. Rand[1] is also a director of Lundin Mining Corporation (TSX, OMX), Lundin Petroleum AB (OMX, TSX), New West Energy Services Inc. (TSX-V) and NGEx Resources Inc. (TSX).

Areas of Expertise: Finance, Management, International Business, Compensation, Law

Denison Board Details:

•     Director since May 9, 1997

•     Independent

•     Complies with Share ownership requirement

•     Member of the Audit Committee

•     Member of the Compensation Committee

Catherine Stefan, 61 Toronto, ON Canada Shares: 80,000 Value of Share holdings: CAD$132,000[2] Options: 368,020

Catherine Stefan is currently President of Stefan & Associates, a consulting firm. Ms. Stefan served as Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. From 1999 until 2008, Ms. Stefan was Managing Partner of Tivona Capital Corporation, a private investment firm. Ms. Stefan obtained her Bachelor of Commerce degree from the University of Toronto in 1973. Ms. Stefan is a Chartered Accountant, Chartered Professional Accountant and a member of the Institute of Corporate Directors, with 30 years of business experience, primarily in senior management of public companies in the real estate sector.

Areas of Expertise: Management, Finance, International Business, Compensation, Law

Denison Board Details:

•     Director since December 1, 2006. Served as a director of a predecessor of Denison since 2004

•     Independent

•     Complies with Share ownership requirement

•     Chair of the Audit Committee

•     Member of the Corporate Governance and Nominating Committee

•     Sole director on the Company’s SOX Steering Committee

Notes to Profiles of the Nominated Directors:

1.	Messrs. Edgar and Rand were directors of New West Energy Services Inc. (TSX-V), when a cease trade order was issued against that company by the British Columbia Securities Commission on September 5, 2006 for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Mr. Edgar resigned in August 2009.

2.	The value of Share holdings has been calculated based on the closing price of the Shares on the TSX of CAD$1.65 on March 28, 2014.

3.	The Board has not adopted a retirement policy for directors.

Last year, the Board adopted a majority voting policy. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, the Corporate Governance and Nominating Committee of the Board will promptly consider whether to recommend to the Board that it request that this director tender his or her resignation. The Board must consider this recommendation within 60 days of the vote.

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance and Nominating Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

2013 Attendance Record

At Denison, we believe that attendance at meetings is a critical ingredient to an engaged and effective Board. Personal attendance at Board and committee meetings is expected of all directors. Directors can participate by teleconference if they cannot attend in person, but they receive a reduced meeting fee for attendance by phone. The table below shows the number of Board and committee meetings each director attended in 2013.

At every Board and committee meeting including those held by teleconference, directors have an opportunity to meet in camera without management present and the independent directors also have an opportunity to meet without the non-independent directors. The independent directors also have an in-person session annually. In 2013, all five independent directors personally attended the annual meeting of independent directors.

Name	Board	Audit Committee	Compensation Committee	Environment, Health & Safety Committee	Corporate Governance & Nominating Committee
Eun Ho Cheong[1]	5 of 8 63%
John H. Craig	10 of 10 100%				4 of 4 100%
W. Robert Dengler	6 of 10 60%		2 of 2 100%	2 of 2 100%
Brian D. Edgar	9 of 10 90%	4 of 4 100%			4 of 4 100%
Ron F. Hochstein	10 of 10 100%			2 of 2 100%
Tae-Wan Kim[1]	0 of 2 0%
Lukas H. Lundin	8 of 10 80%
William A. Rand	10 of 10 100%	4 of 4 100%	2 of 2 100%
Catherine J.G. Stefan	10 of 10 100%	4 of 4 100%			4 of 4 100%

Note to 2013 Attendance Record:

1.	Mr. Eun Ho Cheong replaced Mr. Tae-Wan Kim who resigned from the Board of Directors on March 7, 2013. Mr. Cheong was a director until he resigned on January 16, 2014.

Information about Denison’s Relationship with KEPCO

One of the nominees for election, Mr. Tae-hwan Kim, is employed by KEPCO. KEPCO is the primary utility in South Korea and an international supplier of nuclear reactors worldwide. KEPCO has its head office in Seoul, South Korea. Through its corporate holdings, KEPCO is a significant Shareholder of the Company. Denison and KEPCO entered into a strategic relationship agreement in 2009, which provides for a long-term collaborative business relationship. Under this agreement, the Board must nominate one person designated by KEPCO for election as directors at any Shareholder meeting where directors are to be elected, so long as KEPCO holds more than 5% of the outstanding Shares.

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The agreement also provides KEPCO a right of first offer if Denison intends to sell any of its substantial assets and gives KEPCO with a right to participate in certain purchases of substantial assets which Denison proposes to acquire. The agreement also gives KEPCO the right to participate in future offerings of Shares of a certain size in order to preserve its interest in the Company.

The Reappointment of the Auditor

PricewaterhouseCoopers LLP (“PwC”) has been the Company’s independent auditor since 1997. You may either vote for reappointing PwC as Denison’s auditor to hold office until the end of the next annual meeting and authorizing the directors to fix its remuneration or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote FOR reappointing PwC and authorizing the directors to fix PwC’s remuneration.

As part of the Company’s corporate governance practices, the Audit Committee pre-approves all of the services performed by PwC to ensure that the independence of the Company’s auditor is not compromised through engaging it for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Denison’s auditor comply with professional standards and securities regulations governing auditor independence.

The table below shows the fees that Denison paid to PwC for its services in 2013 and 2012. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average CAD$/US$ annual exchange rate of: $1.0298 for 2013 and $0.9997 for 2012.

Periods Ending	Audit Fees[1]	Audit Related Fees [2]	Tax Fees [3]	All Other Fees[4]
December 31, 2012	$420,851	$133,564	$0	$304,796
December 31, 2013	$295,401	$121,134	$0	$123,373

Notes:

1.	The aggregate fees billed for audit services.
2.	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and internal controls over financial reporting.
3.	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
4.	The aggregate fees billed for professional services other than those listed in the other three columns. For 2012, “All Other Fees” relates to the audit of the Company’s U.S. mining subsidiaries’ financial statements and consents provided in connection with the sale of such subsidiaries to EFR by way of a plan of arrangement. For 2013, “All Other Fees” relates to the Company’s acquisitions of JNR Resources Inc. (“JNR”), Fission Energy Corp. (“Fission”) and Rockgate Capital Corp. (“Rockgate”).

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Denison’s Corporate Governance Practices

This section of the Circular describes Denison’s corporate governance practices with reference to the framework provided in National Policy 58-201—Corporate Governance Guidelines and National Instrument 58-101—Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators.

Denison is a reporting issuer in all of the provinces of Canada and is classified as a foreign private issuer by the SEC. The Shares trade on the Toronto Stock Exchange (DML: TSX) and on NYSE MKT (DNN: NYSE MKT). As such, Denison adheres to Canadian corporate governance requirements and also complies with the requirements of NYSE MKT. The Corporate Governance and Nominating Committee closely monitors this regulatory environment and, where applicable, makes recommendations to the Board to modify the Company’s governance practices as needed.

Denison’s Code of Ethics & Whistleblower Policy

The Company is committed to conducting its business in compliance with the law and the highest ethical standards. The Company has adopted a written Code of Ethics which applies to directors, officers and all employees of the Company. The Code of Ethics sets out principles and standards for honest and ethical behavior at Denison and covers the following key areas:

•	compliance with applicable laws

•	conflicts of interest

•	insider trading

•	quality of disclosure and accountability

•	compliance with anti-bribery and corruption laws in Canada and other jurisdictions

•	confidentiality and corporate opportunity

•	reporting illegal or unethical behavior

Directors, officers or employees who have concerns about violations of laws, rules or regulations, or of the Code of Ethics are to report them to the Corporate Secretary or to the Chair of the Audit Committee. Following receipt of any complaints, the Corporate Secretary of the Company or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee has primary authority and responsibility for monitoring compliance with and enforcing the Code of Ethics, subject to the supervision of the Board.

The Code of Ethics is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

The Audit Committee has established a policy and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (the “Whistleblower Policy”), to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment.

In support of the Whistleblower Policy, Denison has established a third party web-based reporting service so that any employee can report any issue or instance of misconduct easily and confidentially.

The Disclosure Policy

Denison has developed a Disclosure Policy as part of its ongoing commitment to full and fair financial disclosure and best practices in corporate reporting and governance. This policy outlines the internal control structures that Denison has established to effectively manage the dissemination of material information to the public and remain compliant with all applicable legal and business requirements. The Disclosure Policy is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

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Shareholder Communications

The Board has put structures in place to ensure effective communication between the Company, its Shareholders and the public. The Company has established an investor relations procedure whereby most Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant Shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Company by the issuance of timely press releases which are concurrently posted to the Company’s website and filed on SEDAR.

The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its Shareholders and with the public generally, including effective means to enable Shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with Shareholders, governments and the public generally.

Shareholders, employees or other interested parties may communicate directly with the Chairman of the Board, the Lead Director and other independent directors by writing to them at Denison’s Toronto office, at the following address:

Denison Mines Corp.

595 Bay Street

Suite 402

Toronto, ON

M5G 2C2

Envelopes should be marked “Confidential” and to the attention of the appropriate party.

The Board of Directors

Denison’s Board is currently comprised of eight directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance and oversight of an international corporation in the mining industry. It is proposed that eight directors be elected at the Meeting, a majority of whom are independent.

Independence

The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Governance Guidelines. With the assistance of the Corporate Governance and Nominating Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on March 6, 2014. The following table sets out the Board’s determination and reasoning with respect to each nominee for election at the Meeting:

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Name	Independent	Not independent	Commentary on Independence
John H. Craig	x		Mr. Craig was determined to be independent under NI 52-110. However, he does not meet the additional independence requirements imposed on members of the Audit Committee due to the fact that the law firm of which he is a partner provides legal services from time to time to the Company.

W. Robert Dengler	x

Brian D. Edgar	x

Ron F. Hochstein		x	President and Chief Executive Officer of Denison

Tae-hwan Kim		x	Mr. Kim is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Company’s strategic relationship with KEPCO, KEPCO’s significant shareholding in Denison and his position with KEPCO.

Lukas H. Lundin		x	As Chairman of the Board, Mr. Lundin is involved with the Company on capital raising and corporate development opportunities which could be regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment.

William A. Rand	x

Catherine J.G. Stefan	x

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management for a number of reasons:

• The Board has a Lead Director	Mr. Craig has been appointed as the Lead Director by the Board upon the recommendation of the Corporate Governance and Nominating Committee to preside at the independent sessions and to perform such other duties as the Board may determine, like the responsibility for leading all Board meetings. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and assists in maintaining and enhancing the quality of the Company’s corporate governance. With his extensive experience in corporate governance matters, Mr. Craig is leading and managing the Board in a manner that ensures that it functions independently of management, in an effective and efficient manner.

• The Audit, Compensation and Corporate Governance and Nominating Committees are entirely independent.	Aside from the Environment, Health and Safety Committee, all of the Board’s standing committees are composed entirely of independent directors. The Board has considered the membership of Mr. Hochstein on the Environment, Health and Safety Committee and determined that his operational experience is a benefit to the committee and that his lack of independence does not interfere with that committee’s responsibilities or interfere with his judgment.

• The Board regularly meets without management.	The Board has an opportunity to meet in camera without management at every Board and committee meeting. In 2013, the independent directors met formally each quarter and meet in person once in December. Only independent directors attend the in camera sessions of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, as all of the members of these committees are independent.

• The Board, a committee or an individual director may engage an independent advisor.	Individual directors may, in appropriate circumstances and with the authorization of the applicable committee or the Chairman, engage independent advisors at the expense of the Company.

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The Role of the Board

The Board is responsible for overseeing the management of the business and affairs of Denison, with a view to the long-term best interests of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board (see Appendix A). In order to delineate the roles and responsibilities of the Chairman of the Board, the Lead Director and the President and Chief Executive Officer, the Board has also adopted written position descriptions for each of these positions.

In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities:

•	satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company;

•	approving, supervising and providing guidance to management on the Company’s strategic planning process;

•	identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems;

•	ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management;

•	overseeing the Company’s communications policy with its Shareholders and with the public generally; and

•	assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems.

Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The responsibilities of the Lead Director include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning independent of management and ensuring that Board functions are effectively carried out.

The responsibilities and authorities of the Chair of each committee of the Board are set out in the mandate for each committee and in the Board’s mandate. Generally, the Chair of a committee leads and oversees the activities of the committee to ensure that it fulfills its mandate and operates independently of management.

The Role of the CEO

Denison’s Chief Executive Officer is appointed by the Board and, subject to the oversight of the Board, is responsible for the management of the Company’s business, providing leadership and vision, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

Each year, the CEO develops annual objectives which are reviewed by the Compensation Committee and then recommended to the Board for approval. The CEO is accountable to the Board and its committees, and the Compensation Committee conducts a formal review of his performance each year. The Board has also established limits of authority for the CEO. These are described in the Company’s delegation of authority policy, which was approved by the Board in 2008. The Board has also adopted a position description for the CEO.

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Board Committees

To assist the Board with its responsibilities, the Board has established four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee (the “EHS Committee”). Each committee has a written mandate and reviews its mandate annually.

The Audit Committee

The Audit Committee has three members:

•	Catherine Stefan (Chair)

•	Brian Edgar

•	William Rand

Each of the standing committees has responsibility in its area of expertise for identifying the principal risks in Denison’s business and monitoring management’s implementation and assessment of appropriate risk management systems.

Members of the Audit Committee must be independent and financially literate for the purposes of NI 52-110 and the requirements of NYSE MKT. All three members are also considered by the Company to have financial expertise within the meaning of the Sarbanes Oxley Act of 2002. Mr. Edgar has a law degree and practiced for 16 years in corporate finance law. In addition, he has served as President and Chief Executive Officer of a public company since 2005 and served on public company boards and audit committees for over 30 years. Mr. Rand has a Bachelor of Commerce degree with a major in accounting and two law degrees, with extensive experience in corporate finance. Moreover, Mr. Rand has been actively involved as an audit committee member for many years on a number of public companies. Ms. Stefan is a Chartered Accountant and a Chartered Professional Accountant, with a Bachelor of Commerce degree. In addition, she has held the position of Senior Vice President of a public company.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Company and its subsidiaries. The Audit Committee reviews, on a continuous basis, any reports prepared by the Company’s auditor relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.

All auditing services and non-audit services to be provided to the Company by the Company’s auditor are pre-approved by the Audit Committee, and the Audit Committee reviews the independence of PwC, the Company’s external auditor. The Audit Committee also oversees the annual audit process, the quarterly review engagements, the Company’s internal accounting controls, the Code of Ethics and Whistleblower Policy. The Audit Committee recommends to the Board the firm of independent auditor to be nominated for appointment by the Shareholders.

The Audit Committee also oversees the Company’s internal audit function. The Company’s senior internal auditor reports directly to the Chair of the Audit Committee on matters related to internal accounting controls.

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The Audit Committee meets a minimum of four times each year, and it met four times in 2013. It met in camera without management present at every meeting with the external auditor.

For information required by NI 52-110, please refer to the Company’s Annual Information Form under the heading “Standing Committees – Audit Committee”.

The Compensation Committee

The Compensation Committee has two members:

•	Robert Dengler (Chair)

•	William Rand

Members of the Compensation Committee must be independent and have experience and skills relevant to executive compensation. Mr. Dengler brings over 25 years of first-hand experience working with executive compensation in the mining industry, serving as Chief Executive Officer of Dynatec Corporation. Mr. Dengler has been the Chair of Denison’s Compensation Committee since 2006 and was a compensation committee member of the Board of Directors of IAMGOLD Corporation until this year. Mr. Rand has extensive experience in executive compensation, and is currently a compensation committee member on the board’s of four public companies. Additionally, Mr. Rand draws on the skills and knowledge of executive compensation and disclosure issues which he acquired during his long career as a corporate securities lawyer.

The Compensation Committee is responsible for the Company’s executive compensation policy. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes both the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee, in conjunction with the Board, also reviews management’s recommendations for, and approves the compensation of, the other officers of the Company and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs. The Compensation Committee reviews and approves the executive compensation disclosure included in the Company’s Circular each year.

The Compensation Committee is also responsible for overseeing compensation risk and talent and succession risk.

The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation Committee met twice during 2013 to address matters pertaining to its mandate.

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee has three members:

•	Brian Edgar (Chair)

•	John Craig

•	Catherine Stefan

Members of the Corporate Governance and Nominating Committee must be independent.

This Committee is responsible for Denison’s approach to corporate governance, monitors the regulatory environment and recommends changes to the Company’s practices when appropriate. The Corporate Governance and Nominating Committee oversees the effective functioning of the Board and the relationship between the Board and management. The Corporate Governance and Nominating Committee ensures that the Board can function independently of management as required, makes recommendations with respect to the appointment of a Lead Director, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of Shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board.

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In identifying possible nominees to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board and whether he or she is independent within the meaning of the Governance Guidelines.

The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the independence of Board members; (iii) the composition of the committees of the Board; (iv) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions; and (v) compliance with and amendments to the Board mandates, policies and guidelines.

In January of each year, the Corporate Governance and Nominating Committee distributes, receives and reviews the results of written board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The Board members also conduct peer reviews and a self assessment as to their effectiveness as a Board member. After the assessments are reviewed, the Corporate Governance and Nominating Committee reports to the Board as to the results and makes recommendations to the Board to improve the Company’s corporate governance practices. This process occurs prior to the consideration by the Corporate Governance and Nominating Committee of nominations for Board member elections at the Annual Meeting of Shareholders each year.

In addition, the Corporate Governance and Nominating Committee reviews the Company’s disclosure of its corporate governance practices in the Company’s Circular each year. The Corporate Governance and Nominating Committee met four times during 2013.

The Environment, Health and Safety Committee

The EHS Committee currently has two members:

•	Mr. Dengler (Chair)

•	Mr. Hochstein

Due to the complexity of uranium exploration and development and mine reclamation and decommissioning, the Board determined that it was appropriate that a member of management sit on the EHS Committee to ensure that technical expertise is properly brought before the Committee. The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the committee are considered by the full Board. The mining industry, by its very nature, can have an impact on the natural environment. As a result, environmental planning and compliance must play a very important part in the operations of any company engaged in these activities. The Company takes these issues very seriously and has established the EHS Committee to oversee the Company’s efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety and its stakeholders. The EHS Committee met twice during 2013.

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Director Education

The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.

Director education is implemented in the following ways at Denison:

• An on-line board portal dedicated exclusively to the Board	In addition to housing meeting materials, Denison’s board portal includes a reference manual, which includes corporate information, industry information, regulatory and governance updates and corporate policies. As a hosted website dedicated to our Board, the portal is current and available to directors wherever they are.

• Management Presentations to the Board and to Committees	When appropriate, management prepares and presents relevant information to Board members. For instance, at each regular Board meeting, the Chief Executive Officer provides an industry and market update. Similarly, the Company’s legal counsel also provides directors and senior officers of the Company with summary updates of any developments relating to the duties and responsibilities of directors and officers and to any other corporate governance matters. Denison’s Chief Financial Officer ensures that the Audit Committee is apprised of relevant developments and issues.

• Third-Party Presentations for our Board	A leading Toronto law firm provides topical presentations via webinar to Denison’s Board on a semi-annual basis. In addition, the Company’s external auditor provides education when requested and warranted.

• External Conferences	Directors are encouraged to attend external conferences, seminars or courses at Denison’s expense. The Corporate Secretary notifies Board members of relevant educational opportunities from time to time.

• Updates and Subscriptions	Management distributes updates, newsletters and articles on industry and regulatory information to the Board on a regular basis via email. Additionally, the Company maintains subscriptions to regular newsletters on topics of interest for circulation to the Board.

In addition, in 2013, the Company organized for the Board of Directors a tour of the Company’s Wheeler River project and McClean Lake mill, as well as a tour of Cameco’s McArthur River mine. The purpose of the tour was to provide the opportunity to familiarize the Board with Denison’s operations and to see an operating mine in the Athabasca Basin.

The Chief Executive Officer also provides new Board members with an orientation session, covering a range of topics from the role of the Board, its committees and directors to Denison’s business and the uranium business generally.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of CAD$50,000,000, subject to the following deductibles: (a) CAD$250,000 per occurrence; (b) CAD$250,000 for a loss due to a claim under applicable Canadian securities laws; and (c) $250,000 for a loss due to a claim under applicable U.S. securities laws. The premium paid by the Company in 2013 for this coverage is CAD$256,000 for the period from November 1, 2013 to November 1, 2014. No amounts were paid by individual directors and officers for this coverage.

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Director Compensation

Denison recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and ultimate approval. When reviewing the Board’s compensation arrangements annually, the Compensation Committee considers the following objectives:

• Board compensation should be competitive to attract talent.	Compensation is set at a level that will attract desirable candidates and retain current directors. Denison recognizes that there is a lot of competition for qualified directors in the mining sector.

• Board compensation should award directors appropriately.	Denison recognizes that directors need to be compensated fairly for their time and efforts and the risks and responsibilities which they assume as directors in any increasingly complex regulatory environment.

• Board compensation should align the interests of directors with those of the Shareholders.	Denison’s compensation package, including fees and options, coupled with the Share ownership requirement imposed on directors aligns directors’ interests with those of its Shareholders.

• Board compensation should be fair.	Denison seeks to reward its directors reasonably and on par with directors of comparable companies.

Retainers and Fees

The Board’s compensation has not been assessed by a compensation consultant since 2010, when the Compensation Committee engaged Towers Watson & Co. to evaluate the Board’s compensation in comparison to its peer group. The review resulted in a director compensation program which has remained constant until the third quarter of 2012, as explained below.

From the review, the Compensation Committee resolved that the following principles should apply to Denison’s directors’ compensation:

•	Director compensation must appropriately reward directors for their time commitment and compensate them for the risks and responsibilities which they assume in their roles for the Company.

•	Competitive director compensation is critical to the Company’s ability to attract and retain qualified and desirable directors.

•	Approximately half of directors’ compensation at Denison should be provided in cash and the balance should be by way of equity to provide further incentive to directors.

As a result, Denison’s directors receive cash and equity compensation. Director cash compensation includes an annual retainer (higher for the Chairman and Lead Director), an annual fee for serving as a committee chair and an attendance fee for each meeting attended.

The quantum of the director’s cash compensation was set in 2010 and remained the same until the third quarter of 2012 when Denison’s CEO recommended company-wide cost reduction measures (the “Cost Cuts”) to align Denison’s costs with its new business profile as a uranium exploration company. The Cost Cuts were initially planned only for management. After considering the recommended Cost Cuts, the Board unanimously approved a reduction of 25% in directors’ annual retainers in the third quarter of 2012. In addition, Mr. Dengler waived both his EHS Committee chair retainer and EHS Committee meeting fees to support the Cost Cuts. The Compensation Committee did not recommend any changes to director compensation in 2013.

The Board unanimously approved a reduction of 25% in directors’ annual retainers in 2012.

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The table below sets out directors’ retainers and fees in 2013.

Annual Retainer	CAD$
Chairman	45,000
Lead Director	33,750
Other directors	22,500
Committee Chairs
Audit Committee	10,000
Other Committees	5,000
Attendance Fees (per meeting)
Personal attendance	1,200
Attendance by telephone	800

Denison also reimburses directors for any reasonable travel and out-of-pocket expenses relating to their duties as directors.

Directors who are employees of Denison, such as Mr. Hochstein, do not receive any compensation for serving as a director.

Equity Compensation

In addition to cash compensation, Denison compensates its directors through the grant of stock options under Denison’s Stock Option Plan. The Plan is described on page 42 of this Circular. The Board believes that option grants help to align directors’ interests with those of Shareholders and also provide additional incentive to directors for corporate performance.

In 2013, the Board approved a grant of 50,000 options pursuant to the Stock Option Plan to each non-employee director, which is consistent with the grant made by the Board to each director in 2012.

2013 Director Compensation

The table below sets out what Denison paid to non-employee directors in retainers and fees in 2013.

Name	Total Fees ($)[1]	Option-based awards ($)[2]	Total ($)
Eun Ho Cheong[3]	22,410	28,200	50,610
John H. Craig[4]	45,980	28,200	74,180
W. Robert Dengler	35,250	28,200	63,450
Brian D. Edgar	42,240	28,200	70,440
Tae-Wan Kim[3]	Nil	Nil	Nil
Lukas H. Lundin[5]	51,080	28,200	79,280
William A. Rand	36,610	28,200	64,810
Catherine J. G. Stefan[6]	52,920	28,200	81,120

Notes to 2013 Director Compensation:

1.	Compensation was paid in CAD$ and translated into US$ using average annual exchange rate of 1.0298 for 2013.
2.	This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payment.

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3.	Mr. Tae-Wan Kim resigned from the Board of Directors on March 7, 2013 and was replaced by Mr. Eun Ho Cheong on the same date.
4.	In 2013, the Company incurred legal fees of $1,634,000 to a law firm of which Mr. Craig is a partner. This amount has not been included in the Total Fees above, as these amounts are not payable to Mr. Craig and do not relate to his directorship.
5.	In 2013, the Company incurred investor relations, administrative service fees and other expenses of $188,000 with a company owned by Mr. Lundin. The Company also incurred expenses of $47,000 for air charter services from a company associated with Mr. Lundin. These amounts have not been included in the Total Fees above, as these amounts are not payable to Mr. Lundin.
6.	Payments to Ms. Stefan include fees for attendance at meetings of the SOX Committee.

Directors’ Outstanding Option-Based Awards

The table below sets out for each non-employee director all option-based awards outstanding at the end of 2013.

Name	Number of Shares underlying unexercised options (#)		Option exercise price (CAD$)	Option expiration date		Value of unexercised in-the- money options (CAD$)[1]
Eun Ho Cheong[2]	50,000		1.30	February 16, 2014	[2]	Nil
John H. Craig	20,000		2.04	May 15, 2014		Nil
	37,500		1.43	May 13, 2015		Nil
	40,000		3.19	March 10, 2016		Nil
	40,000		1.52	March 8, 2017		Nil
	50,000		1.30	March 10, 2018		Nil
Total	187,500
W. Robert Dengler	20,000		2.04	May 15, 2014		Nil
	86,400	[3]	1.88	June 16, 2014		Nil
	37,500		1.43	May 13, 2015		Nil
	40,000		3.19	March 10, 2016		Nil
	57,600	[3]	5.02	May 18, 2016		Nil
	40,000		1.52	March 8, 2017		Nil
	50.000		1.30	March 10, 2018		Nil
Total	331,500
Brian D. Edgar	20,000		2.04	May 15, 2014		Nil
	37,500		1.43	May 13, 2015		Nil
	40,000		3.19	March 10, 2016		Nil
	40,000		1.52	March 8, 2017		Nil
	50,000		1.30	March 10, 2018		Nil
Total	187,500

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Name	Number of Shares underlying unexercised options (#)		Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the- money options (CAD$)[1]
Lukas H. Lundin	20,000		2.04	May 15, 2014	Nil
	75,000		1.43	May 13, 2015	Nil
	40,000		3.19	March 10, 2016	Nil
	40,000		1.52	March 8, 2017	Nil
	50,000		1.30	March 10, 2018	Nil
Total	225,000
William A. Rand	20,000		2.04	May 15, 2014	Nil
	37,500		1.43	May 13, 2015	Nil
	40,000		3.19	March 10, 2016	Nil
	40,000		1.52	March 8, 2017	Nil
	50,000		1.30	March 10, 2018	Nil
Total	187,500
Catherine J. G. Stefan	20,000		2.04	May 15, 2014	Nil
	72,920	[3]	3.06	September 24, 2014	Nil
	37,500		1.43	May 13, 2015	Nil
	40,000		3.19	March 10, 2016	Nil
	57,600	[3]	5.02	May 18, 2016	Nil
	40,000		1.52	March 8, 2017	Nil
	50,000		1.30	March 10, 2018	Nil
Total	318,020

Notes to Directors’ Outstanding Option-Based Awards:

1.	Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2013 of CAD$1.29, less the applicable exercise price of the outstanding options. As at December 31, 2013, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.
2.	Mr. Tae-Wan Kim resigned from the Board of Directors on March 7, 2013 and was replaced by Mr. Eun Ho Cheong on the same date. Mr. Cheong resigned on January 16, 2014 and his options terminated on February 16, 2014.
3.	Options to acquire shares of DMI, a predecessor of the Company, were originally granted to Mr. Dengler and Ms. Stefan prior to 2006. Following the combination of DMI and IUC, these options were restated as Denison options and now entitle them to acquire the number of Shares noted above.

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Value Vested or Earned in 2013

The following table sets out for each non-employee director the value of the Company’s option-based equity plan compensation vested or earned during the financial year ended December 31, 2013. The Company has no non-equity incentive plan compensation for directors.

Name	Option-based awards Value vested during the year[1] (CAD$)
Eun Ho Cheong	Nil
John H. Craig	(41,600)
W. Robert Dengler	(41,600)
Brian D. Edgar	(41,600)
Tae-Wan Kim	(41,600)
Lukas H. Lundin	(41,600)
William A. Rand	(41,600)
Catherine J.G. Stefan	(41,600)

Note to Value Vested or Earned in 2013:

1.	The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2013 were exercised on their vesting date. Options that had a negative value on their vesting date are included in this calculation.

Share Ownership Requirement

The Board has adopted a Share ownership requirement for its members. It provides that all non-employee directors must own a requisite number of Shares by the later of five years from the commencement of their directorship or March 7, 2013, being the date on which the Share ownership requirement was increased. In 2013, directors were required to own Shares with a cost equal to three times the value of their annual director retainers. The Board has exempted nominees of KEPCO, the Company’s largest shareholder, from this requirement. In 2013, all directors to whom the Share ownership requirement applied held a sufficient number of Shares. Stock options do not count toward directors’ Share ownership requirements.

Loans to Directors

As of March 28, 2014, Denison and its subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

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Executive Compensation

This section of the Circular discusses Denison’s executive compensation program and the pay decisions affecting its Named Executive Officers (“NEOs”). The table below sets out Denison’s NEOs for the 2013 financial year.

Denison NEOs for 2013

NEO	Position during 2013	Basis
Ron F. Hochstein	President and Chief Executive Officer	The Chief Executive Officer qualifies as an NEO under Canadian securities laws.

David D. Cates	Vice President Finance & Tax, Chief Financial Officer	The Chief Financial Officer qualifies as an NEO under Canadian securities laws.

Terry Wetz	Vice-President, Project Development	Mr. Wetz was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.

Steve Blower	Vice-President, Exploration	Mr. Blower was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.

Michael Schoonderwoerd	Vice-President, Controller	Mr. Schoonderwoerd was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.

The Objectives of the Company’s Compensation Program

Denison strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Denison’s success in the uranium market.

In support of its goal, Denison’s executive compensation program has three objectives:

1.	Align the interests of its executive officers with the long-term interests of the Company and its Shareholders.

2.	Link compensation to the performance of both the Company and the executive.

3.	Compensate executive officers at a level and in a manner that ensures that Denison is capable of attracting and retaining talented executives.

Managing Risk

When determining an executive’s compensation package, the Compensation Committee seeks to balance annual performance incentives, which are awarded based on success against pre-established short-term corporate and individual goals, with long-term incentive payments, including stock option grants under Denison’s Stock Option Plan, to drive longer term performance. In doing so, the Compensation Committee considers the implications of each of the various components of the Company’s compensation policies and practices to ensure that executive officers are not inappropriately motivated towards shorter-term results or excessive risk taking or illegal behaviour.

The Compensation Committee uses a number of strategies to reduce the risk associated with compensation, including:

•	Reviewing and approving annual individual objectives of executives and then assessing performance against these objectives when awarding the individual performance component of the annual bonus;

•	Considering the Company’s performance relative to its peers when reviewing the corporate performance component of the NEO’s annual bonus;

•	Making the annual bonus payment of the CEO and the CFO conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct;

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•	Setting standard vesting terms on stock option grants which align optionees’ interests with longer term growth of the Company, using 12-month and 24-month vesting provisions and five year option terms;

•	Acknowledging the Board’s role in overseeing compensation policies and practices and exercising discretion to adjust payouts up or down; and

•	Prohibiting Denison’s directors and officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Shares.

Compensation Decision-Making

The Compensation Committee reviews all of Denison’s policies and programs relating to executive compensation and makes recommendations to the Board. This process involves:

• Benchmarking and Executive Incentive Bonus Plan review	The Compensation Committee undertakes a comparative review of Denison’s compensation practices annually against a peer group of companies to ensure that the Company’s compensation is in line with industry. At the same time, the Compensation Committee reviews the Executive Incentive Bonus Plan (the “Bonus Plan”) annually and considers if any modifications are required.

• Establishing objectives to measure performance	The objectives of the CEO are reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The Compensation Committee reviews and approves the annual objectives of the other NEOs.

• Evaluating performance	The performance of the CEO is reviewed by the Compensation Committee. The performance of the other NEOs is reviewed by the CEO and reported to the Compensation Committee.

• Determining compensation packages	The CEO’s base salary and bonus grants are calculated, reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Compensation Committee. The Board approves all stock option grants.

Compensation Consultant Advice

In 2011, the Company participated in the Mining Industry Salary Surveys conducted by Coopers Consulting Ltd. (“Coopers”) and PwC. In exchange for its participation in the survey and upon payment of a fee, Denison’s Compensation Committee received two compensation reports from Coopers entitled “Corporate and CEO Positions” and “Mine Site Positions” (the “2011 Reports”). Given the sale of the U.S. Mining Division and the change in the Company’s focus, the Company did not participate in the surveys again. The 2011 Reports, however, have been a reference point for NEOs salaries for the Compensation Committee.

No consulting services were provided by a compensation consultant to Denison, the Board or a committee of the Board in 2012 or 2013.

Benchmarking

Denison seeks to provide competitive total compensation packages to its executive officers to ensure that it attracts and retains the most talented individuals. Denison’s target compensation position is the median against a peer group of similar type and size of Canadian mining companies.

In the past, the Compensation Committee has used the 2011 Reports to benchmark Denison’s NEO salaries against comparable companies. The 2011 Reports contain data for 154 North American based mining companies. The report presents data in a variety of manners, which has allowed the Compensation Committee to make appropriate comparisons to Denison’s compensation. For instance, data is presented by company size for executive and other corporate positions as measured by revenue and employee headcount.

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In the first quarter of 2012, the Compensation Committee reviewed the 2011 Reports and compared Denison’s compensation practices to those of both Canadian and U.S. mining companies with similar revenues and with a similar number of employees. After analyzing the results, the Compensation Committee concluded that Denison’s CEO and CFO’s salaries and bonuses were in line with the comparative groups reviewed by the Committee. Since 2012, the CEO voluntarily reduced his salary as part of the Cost Cuts and Denison appointed a new CFO with a lower salary than his predecessor. Under the circumstances, the Compensation Committee did not undertake new benchmarking when reviewing 2013 salaries.

Compensation Framework

The Company uses three key compensation components to achieve the executive compensation program’s objectives: base salary, annual performance incentive and long-term incentive.

Base Salary

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining the qualified executives. Base salaries are reviewed annually to ensure that they reflect how an individual fulfills his responsibilities and to ensure that Denison’s compensation stays competitive.

Annual Performance Incentives

Denison’s annual performance incentive is a short-term variable element of compensation in the form of a cash bonus. Based on a recommendation of the Compensation Committee, Denison’s Board approved the Bonus Plan for Denison’s CEO, CFO and Executive Vice-Presidents and Vice-Presidents in 2011. After the Company’s sale of the U.S. Mining Division to EFR in 2012, the Bonus Plan was amended.

Depending on an executive’s position within the Company, his bonus represents a varying percentage of his target total compensation. Denison’s most senior executives have the highest amount and proportion of annual incentive compensation as follows:

CEO – up to 80% of base salary

CFO – up to 50% of base salary

EVP, VP – up to 40% of base salary

Corporate performance is based on quantitative performance measures, while the individual component is both qualitative and quantitative

The stated goal of Denison’s compensation program is to improve Shareholder value through sustainable corporate performance. Linking corporate and personal performance to support this goal, Denison has incorporated two performance measures into its bonus calculations:

1.	Corporate performance

2.	Individual performance

Corporate Performance Measures: Denison has chosen to measure corporate performance using recognized and objective measurements for Shareholders:

Shareholder Return (SR) measures, on the last day of the year, how well management has enhanced Denison’s Share price.

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Shareholder Return Relative to Industry (SRI) measures the return of Denison’s Shareholders relative to the uranium industry’s return to shareholders. For the purposes of this assessment, industry return is assessed with reference to the Global X Uranium ETF, an investment fund listed on NYSE Arca.

The annual target for SR is based on the estimated cost of capital for the year. The actual Corporate Performance Measures will be determined at the end of the fiscal year and measure performance for that year. The allocation of the Corporate Performance measure is SR 65% and SRI 35%.

Individual Performance Measures: Denison’s qualitative performance measurements reflect the performance of individuals and their teams in meeting Denison’s annual business objectives. They include, among goals, health, safety and environment, budget cost control and resource growth. Individual performance measures may also include personal development goals, such as team building, human resources, personal development, and long-term objective achievement.

Each year, the President and CEO meets with the other executives to develop a set of Individual Performance Measures and to set objectives for the year, which are then presented to and approved by the Compensation Committee. The President and CEO also presents his Individual Performance Measures to the Compensation Committee for recommendation to the Board for approval.

Bonus Weighting and Proportions

The following table below provides information about the performance measure categories and their weight for each executive.

	Corporate (%)	Individual (%)
CEO	60	40
EVP, CFO	50	50
VP Exploration	50	50
VP Controller	50	50
VP Project Development	40	60

If in any year, the Company suffers a fatality at any of its operations worldwide, the performance measurement of health, safety and environment component of the individual performance measure will be assessed at 0% for all executives under the plan.

Finally, for each Performance Measure, there are three levels established based on the level of achievement:

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	Base Target	Stretch Target	Breakthrough Target
CEO	Up to 50%	60%	80%
CFO	Up to 30%	40%	50%
VP	Up to 20%	30%	40%

Long-Term Incentives

Stock option grants to executives play an important role in helping Denison meet the objectives of its compensation program. Stock options create Shareholder value by rewarding long-term growth and an appreciation in Share price. Additionally, stock option grants are commonplace in the Canadian mining industry and an important part of keeping Denison’s compensation competitive with that of its peers.

Denison’s Stock Option Plan is described in detail on page 42 of this Circular. In 2011, the Compensation Committee approved a Stock Option Grant Policy, which provides for a uniform granting practice for eligible employees at Denison.

Under Denison’s new policy, stock option grants are made annually following the release of year end results. Stock options continue to be priced in accordance with the Stock Option Plan and the Company’s Disclosure Policy. Half of the options granted vest on the first anniversary of the grant, with the remainder vesting on the second anniversary of the grant. All options granted under the policy have a five year term.

The magnitude of a grant for an employee is based on an employee’s level of responsibility and ability to impact the Company’s results, except that grants to directors are determined by the Compensation Committee as appropriate. For employees, previous grants are not taken into consideration when making new grants under the policy. For directors, previous grants are considered. All grants are ultimately approved by the Board.

2013 NEO Compensation Results

The Board reviewed Denison’s 2013 performance and the analysis and recommendations of the Compensation Committee and approved the following decisions on executive compensation for 2013.

Base Salaries

In 2012, the Compensation Committee considered bench marking data from the 2011 Reports when it assessed the CEO’s salary of CAD$395,000 and determined Mr. Hochstein’s salary to be competitive and appropriate.

Later in 2012, however, after the Company sold the U.S. Mining Division, Mr. Hochstein recommended that his salary be reduced by 25% as part of the overall Cost Cuts which he was recommending to align Denison’s costs with its new business profile as a uranium exploration and development company. Recognizing the paramount importance of ensuring that Mr. Hochstein’s compensation remains competitive and compensates him adequately, the Compensation Committee recommended a 13.9% reduction to his salary instead, bringing it to CAD$340,000. The Board approved this reduction effective December 1, 2012. No adjustment was made to his salary in 2013.

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Mr. Cates was appointed Vice President Finance and Tax, Chief Financial Officer of the Company on January 1, 2013 after his predecessor, Mr. Anderson, resigned as CFO. Given that Mr. Cates was new to the role and that some of his predecessor’s responsibilities would be shared with Mr. Schoonderwoerd, the newly appointed Vice-President, Controller, the Committee determined that Mr. Cates’s starting salary should be set at CAD$180,000 and that he should be eligible for a bonus of up to 50% of his base salary pursuant to the Bonus Plan. Mr. Schoonderwoerd’s salary was set slightly lower at CAD$175,000 and he is eligible for a bonus of up to 40% of his base salary.

Upon the sale of the U.S. Mining Division to EFR on June 29, 2012, Mr. Wetz was appointed as an officer of the Company. Mr. Wetz was formerly employed by one of the Company’s subsidiaries which was sold to EFR. Upon Mr. Hochstein’s recommendation, the Compensation Committee approved his appointment as an officer of Denison on terms substantially similar to his previous employment, including a base salary of $205,000 and eligibility for a bonus of up to 40% of his base salary pursuant to the Bonus Plan.

Mr. Blower was hired as Vice President Exploration in the third quarter of 2012, at a salary of CAD$235,000, which the Committee considered to be competitive within Denison’s peer group. Mr. Blower is also eligible for a bonus of up to 40% of his base salary pursuant to the Bonus Plan. Neither Mr. Wetz’s nor Mr. Blower’s salary was adjusted in 2013.

Compensation upon termination for the NEOs is discussed in detail on page 40 of this Circular.

Long Term Incentives

Denison’s NEOs each received annual stock grants in March 2013 in accordance with Denison’s Stock Option Grant Policy, as detailed in the Summary Compensation Table on page 37 of this Circular. There were no options held by the NEOs that were re-priced downward during the most recently completed financial year of the Company.

Annual Performance Incentives

All of Denison’s NEOs for 2013 were eligible to receive a bonus for the year in accordance with the Company’s Bonus Plan.

2013 Corporate Performance

As explained earlier in this Circular, Corporate Performance Measures are assessed by looking at Shareholder Return (SR) and Shareholder Return Relative to Industry (SRI).

In its 2013 budget, Management set a Company target of 10% SR for 2013. In fact, Denison achieved a 5% SR for its Shareholders in 2013, but the Compensation Committee considered a number of factors when looking at this result. First, the Committee noted that the uranium price had decreased by 21% in 2013, a factor which impacts the market price of Denison’s Shares and is beyond the control of Management. Additionally, the Committee considered that Denison completed a number of strategic transactions and financings during the year. Although positive, these Share issuances resulted in dilution of 24% to Shareholders. Given these facts, the Compensation Committee agreed that a portion of the base target be payable on account of SR, given that the Company did have a positive return in a falling uranium market and difficult capital market environment.

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The Compensation Committee then considered the level of corporate achievement for Denison in the area SRI. Using the agreed bench mark for measuring industry performance, the Compensation Committee noted that the return on Global X ETF was quoted at -21.8%, which was consistent with the drop in the uranium price of almost 21% during the year. Accordingly, the Compensation Committee calculated this component of corporate performance at the breakthrough level, because the Company was able to outperform the industry by 26.7%, even though the number of Shares outstanding increased by 24.0% as a result of the various acquisitions which the Company undertook.

2013 Individual Performance

In March 2013, the Board of Directors approved individual objectives for Mr. Hochstein upon the recommendation of the Compensation Committee. A year later, the Compensation Committee assessed Mr. Hochstein’s performance against these objectives to calculate his entitlement under the Bonus Plan. The Committee determined that Mr. Hochstein had substantially achieved all of his objectives as follows:

Objective		Assessment
• Complete the JNR and Fission transactions in a timely manner.	ÖÖ	Both transactions were completed as planned and according to the original time tables.

• Continue to instill a culture of 100% regulatory and environmental compliance and strive for zero Lost Time Accidents in all facets of the organization.	ÖÖ	The Company had no lost time accidents or environmental incidents at its operations during 2013.

• Evaluate and pursue divestiture of Mongolian assets if opportunities are available.	Ö	The Company pursued a number of options for divestiture and was engaged in negotiations, which are on-going in 2014.

• Continue to expand the Company’s resource base and continue to upgrade the Company’s exploration portfolio through investments, acquisitions and an aggressive exploration program.	ÖÖ	During 2013, the Company acquired JNR and Fission, both for their exploration property interests in the Athabasca Basin. By the end of 2013, the Company completed updated mineral resource estimates at Wheeler River and the J Zone at Waterbury Lake. The Company also completed an ambitious drilling program in the Athabasca Basin with approximately 55,000 metres drilled during the year.

• Evaluate opportunities to crystallize value from the non-core assets acquired from JNR and Fission.	Ö	Following the acquisitions of JNR and Fission, the geology team undertook an extensive review of the Company’s property interests in the Athabasca Basin. Following this review, the Company successfully optioned up to a 60% interest in its Jasper Lake property, which includes 18 claims.

• Surpass budget projections by meeting budget objectives, but at 5% less expenditure.	Ö	Budget objectives were essentially met and general and administrative expenses were reduced in 2013; however, budget projections were not surpassed.

• Develop a technical team that enables the organization to develop its projects and support AREVA.	Progressing	Current technical needs were adequately met in 2013 and Denison acquired access to new technical talent through its acquisitions in 2013.

Denison’s other NEOs also set individual performance objectives for 2013, which were approved by the Compensation Committee. The Compensation Committee assessed the NEOs performance against these objectives for determining entitlement under the Bonus Plan.

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In looking at Mr. Cates’s performance over 2013, the Compensation Committee determined that Mr. Cates exceeded his bonus targets on a number of his objectives, including the successful management of the Fission and JNR acquisitions, the renegotiation of the Company’s credit facility, overseeing the development of a new corporate website and media strategy and completing the ownership restructuring of the Company’s Zambian assets. Mr. Cates was also recognized for the closing of an equity financing mid-way through 2013 and keeping the Company on budget for the year. The Committee also acknowledged Mr. Cates’s significant work in 2013 towards bolstering the Company’s balance sheet and his role in adding to Denison’s strategic exploration holdings.

In 2013, Denison renewed its focus on its exploration and development portfolio in the Athabasca Basin, and the Compensation Committee recognized Mr. Blower’s achievements towards this accomplishment. In a year where Denison’s exploration portfolio grew through the Fission and JNR acquisitions, Mr. Blower successfully brought new properties into the Company’s exploration program, while still keeping on track with the ambitious drill program at Phoenix and elsewhere, with good success. The Committee also determined that Mr. Blower exceeded his target objective of implementing a geological system with three significant Denison projects being converted to a new mining software platform. Mr. Blower also performed well against his objective of optimizing Denison’s exploration property holdings by evaluating all of the Company’s expanding holdings and successfully farming out five properties that did not fit Denison’s plans. The Committee also found that Mr. Blower met his objective of controlling expenditures according to budget in Saskatchewan and Zambia.

Mr. Schoonderwoerd’s performance last year was also assessed against his objectives by the Compensation Committee. The biggest challenge set in 2013 for Mr. Schoonderwoerd was the successful integration of Fission following the acquisition, and the Committee determined that Mr. Schoonderwoerd exceeded this target with a seamless transition for Denison. The Committee agreed that Mr. Schoonderwoerd met his objectives on budget cost control, reducing the cost of the Canadian payroll process and increasing efficiency and improving the quality of cost reporting and variance analysis. Mr. Schoonderwoerd did not, however, make significant progress on his objective of improving invoice processing, but the Committee acknowledged that 2013 was a demanding year and the lack of progress on this objective was understandable.

Finally, the Committee considered Mr. Wetz’s performance in 2013 against his objectives. The Committee determined Mr. Wetz surpassed his targeted objectives with respect to Denison’s Mongolian interests. First, Mr. Wetz successfully completed his goal of optimizing Denison’s resource potential at the Hairhan and Haraat projects. During the year, resource modeling at the Choir deposit was completed, along with a scoping assessment of heap leaching at Haraat. The Committee also found that Mr. Wetz made good progress in negotiations with Denison’s joint venture partner in Mongolia to resolve its ownership, but an agreement was not concluded due to the Company’s decision to focus on disposing its Mongolian interests. Like his colleagues, Mr. Wetz successfully kept his operations on budget, which was an important Company-wide objective in 2013. Finally, the Compensation Committee found that Mr. Wetz met his objective of supporting Denison’s Canadian technical team during a busy year of expansion. Mr. Wetz was instrumental in improving communication and providing valuable input into the Surface Access Borehole Resource Extraction program (SABRE) being developed by the McClean Lake Joint Venture.

All NEOs were recognized as exceeding their objectives in 2013 relating to health and safety as the Company had no lost time accidents and was 100% compliant with applicable environmental and health and safety laws and regulations.

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Based on the foregoing, the assessment of each NEO’s bonus entitlement was:

Executive	Corporate Calc/Max	Individual Calc/Max	Total Calc/Max
Ron Hochstein[1]	26.6% / 48%	14.4% / 32%	41.0% / 80%
	$87,660	$47,540	$135,200
David Cates[1]	13.6% / 25%	15.5% / 25%	29.1% / 50%
	$23,820	$27,090	$50,910
Steve Blower[1]	10.3% / 20%	15.9% / 20%	26.1% / 40%
	$23,390	$36,230	$59,620
Terry Wetz	8.2% / 16%	13.5% / 24%	21.7% / 40%
	$16,810	$27,690	$44,500
Michael	10.3% / 20%	10.0% / 20%	20.3% / 40%
Schoonderwoerd[1]	$17,420	$16,990	$34,410

Notes on NEO Bonus Entitlement:

1.	For all of the NEOs except for Mr. Wetz, the bonus entitlement is calculated in CAD$ and translated into US$ using the 2013 average annual exchange rate of 1.0298.

Performance Graph

The following graph compares the cumulative total shareholder return for CAD$100 invested in the Shares on the Toronto Stock Exchange for the Company’s five most recently completed financial years with the cumulative total shareholder return of the TSX S&P/TSX Composite Index for the same period.

The Share performance as set out in the graph does not necessarily indicate future price performance. Amounts below are stated in Canadian dollars. The Shares trade on the TSX under the symbol “DML”.

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Cumulative Value of CAD$100 Investment

Data supplied by the TSX.

Note to Performance Graph:

1.	Denison sold its U.S. Mining Division to EFR on June 29, 2012. In consideration for this sale, Denison Shareholders were issued 1.106 common shares of EFR for each Share held, while still retaining their interest in Denison. The performance graph does not reflect the value of that distribution. On December 31, 2012, the closing price of EFR on the TSX was CAD$0.175 per share.

Five-Year Trend in NEO Total Compensation

Compared to Denison Cumulative Value of CAD$100 Investment

To evaluate the trend in Denison compensation levels in relation to Share performance as measured in the graph above, Denison relied on the total annual compensation awarded for fiscal years 2010 through 2013 on the same basis as is currently disclosed in the “Summary Compensation Table” below, using the fiscal year 2009 as a base amount for comparing changes in compensation over time.

The total annual compensation reflects total compensation for the CEO and the other four NEOs disclosed each year, rather than compensation from 2009 to 2013 for the current NEOs who may not have been NEOs each year. Each year “Other NEO Pay” includes the compensation of four designated NEOs.

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Denison Share data supplied by the TSX.

As at December 31, 2013, total compensation has decreased for Denison’s CEO’s and other NEO’s since 2009, while an investment in Denison’s Shares over the same period has been relatively neutral without considering the benefit of the distribution of EFR shares to Denison’s Shareholders upon the sale of Denison’s US Mining Division to EFR in 2012.

Ron Hochstein became CEO mid-way through the year 2009. When Mr. Hochstein became CEO, he did not immediately receive a pay increase despite the increased role and responsibility with that position. Rather, his base salary was adjusted over two years, with an increase of 20% in the first year and 9% in the second year, thereby bringing his base salary within the range of Denison’s peers by 2011. In 2012, Mr. Hochstein volunteered to reduce his base salary by 13.9% as part of the Cost Cuts proposed by him as part of the Company’s transition from uranium producer to exploration and development company. His salary remained at the same level during 2013, and the Compensation Committee did not make any adjustment to his salary for 2014.

The decrease of 20% in Mr. Hochstein’s total compensation from 2012 to 2013 is largely attributable to an option grant which Mr. Hochstein received at the end of 2012. As part of the Cost Cuts in 2012, the Compensation Committee recommended a special grant of 100,000 options as a retention measure and to ensure that his total compensation remained competitive.

The total compensation of Mr. Cates’s predecessor, Mr. James Anderson, is included in “Other NEO Pay” from 2009 to 2012. Like Mr. Hochstein’s salary, Mr. Anderson’s base salary was similarly adjusted between 2009 and 2011 for the purposes of retention. Mr. Anderson’s salary was increased approximately 22% over the course of those two years bringing him in line with his peers. This increase is reflected in the compensation trend above.

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When Mr. Cates became CFO on January 1, 2013, he was paid a base salary approximately CAD$116,000 less than his predecessor. The Compensation Committee has not made any adjustment to Mr. Cates’s base compensation in 2014, except for a minor cost of living increase of 1.1%.

Denison’s other NEOs experienced moderate increases in their salaries up to 2011, largely reflective of peer bench marking, to ensure that the Company was able to attract and retain executives with the appropriate experience and skill. With the sale of Denison’s US Mining Division in 2012, two long-standing executives whose compensation is included in “Other NEO Pay” from 2009 to 2012, namely Messrs. Campbell and Roberts, left the Company. At the same time, Mr. Blower joined the Company, keeping the trend of total compensation in “Other NEO Pay” relatively unchanged between 2012 and 2013. The Compensation Committee did not increase any other NEO salaries for 2014, except for cost of living increases of 1.1% for Mr. Schoonderwoerd and 2.8% for Mr. Wetz.

Compensation of Named Executive Officers

The table below is a summary of base salary, incentive-based awards and other compensation awarded to the NEOs in the last three financial years. None of the NEOs received any share-based awards or any non-equity awards under a long-term incentive plan. The Company does not have any defined benefit or actuarial plans for active employees.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option-based awards[1] ($)	Non-equity Annual Incentive Plans[2] ($)	All other compensation[3] ($)	Total compensation ($)
Ron F. Hochstein[4,5] President and CEO	2013 2012 2011	330,160 390,227 386,531	112,802 251,699 385,938	135,200 90,027 60,965	36,067 38,791 36,329	614,229 770,744 869,763
David D. Cates[4] Vice President, Finance & Tax, CFO	2013 2012 2011	169,936 155,335 129,019	45,121 31,220 37,413	50,910 16,005 15,165	15,676 7,877 6,440	281,643 210,437 188,037
Steve Blower[4,6] Vice President, Exploration	2013 2012	228,200 78,357	46,249 70,607	59,620 12,004	19,342 6,977	353,411 167,945
Terry Wetz Vice President, Project Development	2013 2012 2011	205,000 191,457 164,931	40,609 33,171 47,008	44,500 19,000 24,000	5,749 5,954 5,720	295,858 249,582 241,659
Michael Schoonderwoerd[4] Vice President, Controller	2013 2012 2011	165,081 153,914 145,147	31,021 53,660 100,679	34,410 16,005 20,220	19,130 18,301 16,680	249,642 241,880 282,726

Notes to Summary Compensation Table:

1.	This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. See “Additional Information about the Stock Option Plan” beginning on page 42 of this Circular. The grant date fair value has been calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payments since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in CAD$ and translated into US$ using the grant date exchange rate of: (i) 1.0298 for 2013; (ii) 0.9927 for 2012; and (iii) 0.9711 for 2011. Reference is made to the disclosure regarding the Company’s Stock Option Plan in Note 20 in the Consolidated Financial Statements for the Year Ended December 31, 2013 available on SEDAR at www.sedar.com.

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2.	These amounts were earned in the fiscal year noted and were paid in the following fiscal year.
3.	These amounts consist of car allowance, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits. The retirement savings benefits component exceeds 25% of All Other Compensation, in 2013, 2012 and 2011, respectively, as follows (i) for Mr. Hochstein: $23,112, $27,317, $24,822; (ii) for Mr. Cates: $6,798, $6,214, $5,161; (iii) for Mr. Blower: $9,128, $3,135; (iv) for Mr. Wetz: $5,749, $5,569, $5,500; and (v) for Mr. Schoonderwoerd: $8,253, $6,737, $5,806.
4.	For Messrs. Hochstein, Cates, Blower and Schoonderwoerd, compensation was paid in CAD$ and translated into US$ using average annual exchange rates of (i) 1.0298 for 2013; (ii) 0.9997 for 2012; and (ii) 0.9891 for 2011.
5.	Mr. Hochstein has served as a director of the Company since 2000. He is not compensated separately as such.

Incentive Plan Awards

The Company employs two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards in the form of cash bonuses. The Company does not have a share-based incentive plan.

Outstanding Option-Based Awards

The following table sets out for each NEO the number and value of options outstanding on December 31, 2013.

Name	Number of securities underlying unexercised options (#)		Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)[1]
Ron F. Hochstein	400,000		2.04	May 15, 2014	Nil
	12,775	[2]	4.11	July 28, 2014	Nil
	37,500		1.43	May 13, 2015	Nil
	11,680	[2]	3.42	August 12, 2015	Nil
	184,000		3.19	March 10, 2016	Nil
	17,520	[2]	1.78	October 6, 2016	Nil
	200,000		1.52	March 8, 2017	Nil
	100,000		1.16	December 5, 2017	13,000
	200,000		1.30	March 10, 2018	Nil
Total	1,163,475
David D. Cates	10,000		2.04	May 15, 2014	Nil
	25,000		3.19	March 10, 2016	Nil
	32,000		1.52	March 8, 2017	Nil
	80,000		1.30	March 10, 2018	Nil
Total	147,000
Steve Blower	85,000		1.38	August 31, 2017	Nil
	82,000		1.30	March 10, 2018	Nil
Total	167,000
Terry Wetz	50,000		2.04	May 15, 2014	Nil
	31,000		3.19	March 10, 2016	Nil
	34,000		1.52	March 8, 2017	Nil
	72,000		1.30	March 10, 2018	Nil
Total	187,000

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Name	Number of securities underlying unexercised options (#)		Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)[1]
Michael Schoonderwoerd	100,000		2.04	May 15, 2014	Nil
	48,000		3.19	March 10, 2016	Nil
	28,800	[3]	5.02	May 18, 2016	Nil
	55,000		1.52	March 8, 2017	Nil
	55,000		1.30	March 10, 2018	Nil
Total	286,800

Notes for Outstanding Option-Based Awards:

1.	Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2013 of CAD$1.29, less the applicable exercise price of the outstanding options. As at December 31, 2013, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.
2.	The Company acquired JNR on January 31, 2013 pursuant to a plan of arrangement. Pursuant to the plan of arrangement, holders of JNR options to acquire JNR shares were issued replacement options to acquire Shares under the Stock Option Plan. Mr. Hochstein was issued an aggregate of 51,100 options to acquire Shares pursuant to the Stock Option Plan in exchange for his JNR options which he held as a director of that company. Of this grant, a total of 9,125 options expired prior to December 31, 2013.
3.	Options to acquire shares of DMI, a predecessor of the Company, were originally granted to Mr. Schoonderwoerd in 2006. Following the combination of DMI and IUC, these options were restated as Denison options and now entitle them to acquire the number of Shares noted above.

Value Vested or Earned during 2013

The table below sets out information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2013 for each NEO.

Name	Option-based awards – Value vested during the year[1] (CAD$)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron F. Hochstein	(400,970)	135,200	[2]
David D. Cates	(26,770)	50,910	[2]
Steve Blower	(38,820)	59,620	[2]
Terry Wetz	(32,570)	44,500	[2]
Michael Schoonderwoerd	(50,690)	34,410	[2]

Notes for Value Vested or Earned During 2013:

1.	The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2013 were exercised on their vesting date. Options that had a negative value on their vesting date are included in this calculation.
2.	For Messrs. Hochstein, Cates, Blower and Schoonderwoerd, compensation was paid in CAD$ and translated into US$ using an average annual exchange rate of 1.0298.

Loans to Executives

As of March 28, 2014, Denison and its subsidiaries had no loans outstanding to any current or former NEOs, except routine indebtedness as defined under Canadian securities laws.

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Compensation on Termination

All NEOs have or had written employment agreements with Denison, which set out their rights in the event of termination without cause.

Subject to a specific provision in an NEO employment agreement, all options held by directors and employees of the Company vest immediately following a change of control, which is defined in the Stock Option Plan as the acquisition of 30% or more of the then outstanding Shares or a sale by the Company of substantially all of its assets. All options are then exercisable for a period of 60 days following the close of any such transaction.

Termination Payouts for NEOs

Messrs. Hochstein, Cates, Blower and Schoonderwoerd have all signed similar executive employment agreements with the Company which entitle each executive to treat his contract as terminated and to receive respective separation payments outlined below upon the occurrence of a “Good Reason”. In each contract, a Good Reason means:

•	a reduction in the executive’s salary;

•	a material alteration in the scope of the executive’s duties¸ his responsibilities or his reporting relationship;

•	requiring the executive to be based in a different location; or

•	a “change of control” of the Company. A “change of control” means the acquisition of 50% of the Shares by any holder, a change in the composition of a majority of the Board upon the occurrence of a change of control or the approval by the Shareholders of a business arrangement not approved by the Board which results in the Shareholders not holding more than 50% of the Shares; the liquidation, dissolution or winding up of the Company; or the sale, lease or other disposition of all or substantially all of the assets of the Company.

Ron Hochstein	In the event that Mr. Hochstein’s employment is terminated for a reason other than just cause or in the event of a Good Reason, he will be entitled to a payment equal to his salary for 30 months (“CEO Notice Payment”) and a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. In addition, Mr. Hochstein will be entitled to a payment equivalent to 19% of the CEO Notice Payment in lieu of benefits. Finally, if Mr. Hochstein’s employment is terminated for a reason other than just cause, any of Mr. Hochstein’s unvested stock options will automatically vest and all of his options will be exercisable for a 90-day period.

David Cates	In the event that Mr. Cates’s employment is terminated for a reason other than just cause or in the event of a Good Reason, he will be entitled to a payment equal to his salary for 18 months and a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. Finally, if Mr. Cates’s employment is terminated for a reason other than just cause, any of Mr. Cates’s unvested stock options will automatically vest and all of his options will be exercisable for a 90-day period.

Steve Blower	In the event that Mr. Blower’s employment is terminated for a reason other than just cause or in the event of a Good Reason, he will be entitled to a payment equal to his salary for 18 months and a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. Finally, if Mr. Blower’s employment is terminated for a reason other than just cause, any of Mr. Blower’s unvested stock options will automatically vest and all of his options will be exercisable for a 90-day period.

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Michael Schoonderwoerd	In the event that Mr. Schoonderwoerd’s employment is terminated for a reason other than just cause or in the event of a Good Reason, he will be entitled to a payment equal to his salary for 18 months and a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. Finally, if Mr. Schoonderwoerd’s employment is terminated for a reason other than just cause, any of Mr. Schoonderwoerd’s unvested stock options will automatically vest and all of his options will be exercisable for a 90-day period.

Given that Mr. Wetz is employed in the United States, his employment agreement differs from the other NEOs. First, Mr. Wetz’s termination rights under his contract depend on whether he is terminated prior to February 1, 2014. As of the date of this Circular, Mr. Wetz is entitled to an amount equal to his salary for three months upon termination. By comparison, Mr. Wetz would have been entitled to a payment equal to his salary for 18 months, if he had been terminated for a reason other than just cause prior to February 1, 2014.

In any event, under the agreement, Denison is also obligated to pay for the continuation of Mr. Wetz’s benefits upon termination until his 65th birthday (approximately 4 months from the date of this Circular). In the event of a change of control of the Company, as defined in Mr. Wetz’s agreement, Mr. Wetz has the option to resign from his position and receive a payment equal to his salary for 18 months and to receive a lump sum equal to the cost of his benefit coverage as outlined above.

The table below is a summary of the compensation that would have been paid to the NEOs if any of them had been terminated on December 31, 2013 and includes situations of termination without cause and termination without cause in the event of a change of control. This table applies Mr. Wetz’s pre-February 2014 termination entitlement for illustrative purposes only.

Name	Separation Pay ($)	Bonus Payment ($)	Value of Options[1] ($)		Payment in lieu of Benefits ($)		Total ($)
Ron F. Hochstein[2]
• Termination without cause	825,400	90,027	12,624	[3]	156,826		1,084,877
• Termination without cause in the event of a change of control	825,400	90,027	12,624	[3]	156,826		1,084,877
David Cates[2]
• Termination without cause	262,190	16,005	Nil	[3]	Nil		278,195
• Termination without cause in the event of a change of control	262,190	16,005	Nil	[3]	Nil		278,195
Steve Blower[2]
• Termination without cause	342,300	12,004	Nil	[3]	Nil		354,304
• Termination without cause in the event of a change of control	342,300	12,004	Nil	[3]	Nil		354,304
Terry Wetz
• Termination without cause	307,500	Nil	Nil		9,924		317,424
• Termination without cause in the event of a change of control	307,500	Nil	Nil		9,924	[4]	317,424
Michael Schoonderwoerd[2]
• Termination without cause	254,904	16,005	Nil	[3]	Nil		270,909
• Termination without cause in the event of a change of control	254,904	16,005	Nil	[3]	Nil		270,909

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Notes to Termination Payouts:

1.	Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2013 of CAD$1.29, less the applicable exercise price of the outstanding options. Amounts have been translated into US$ using the December 31, 2013 closing exchange rate of 1.0298 for illustrative purposes.
2.	Amounts would be payable in CAD$, and have been translated into US$ using average an annual exchange rate of 1.0298 for 2013 for illustrative purposes.
3.	All options vest immediately if employment is terminated for a reason other than just cause or a Good Reason and are exercisable for a 90-day period. The value shown represents the incremental value of the NEOs’ unvested options as at December 31, 2013.
4.	This is an estimate of the obligation to continue Mr. Wetz’s benefits until his 65th birthday.

Denison’s Stock Option Plan

Denison has implemented a share option plan (the “Stock Option Plan” or the “Plan”) under which a maximum of 39,670,000 Shares have been authorized for issuance. The Plan was first implemented in 1997, and was amended and updated (after shareholder and regulatory approval was obtained) in 2006 and then again in 2013.

The purpose of the Stock Option Plan is to attract, retain and motivate the Company’s directors, officers, key employees and consultants and to align their interests with those of the Company and its Shareholders. The Compensation Committee administers grants under the Stock Option Plan. All grants are subject to the approval of the Board.

Below are the key provisions of Denison’s Stock Option Plan:

•	A maximum of 39,670,000 Shares are currently authorized for issuance under the Plan.

•	Denison’s directors, officers, employees and consultants of the Company or a subsidiary of the Company or any employee of a management company providing services to the Company or a subsidiary of the Company are eligible to participate under the Stock Option Plan.

•	Options cannot have a term of over ten years; however, since 2011, the Board has adopted a practice of granting options with five year terms, with vesting in two equal parts on the first anniversary and the second anniversary from the grant date. The Compensation Committee takes into account previous grants when it considers new grants of options.

•	Grants are typically done annually for all eligible employees. The Board fixes the exercise price of an option at the time of the grant at the TSX closing price of Shares on the trading day immediately before the date of the grant, and the exercise price cannot be lower than this price.

•	If a director, officer or an employee leaves the Company, all of their options will expire 30 days after they cease to be a director or an employee, except the expiry period is extended if the options would otherwise expire during a period of time when trading Shares is restricted. In certain cases, individual employment agreements may vary vesting rights and expiry periods upon a change of control. See “Compensation on Termination” starting on page 40 for more information. The Stock Option Plan provides that options granted to a consultant will terminate 30 days after the consultant agreement terminates.

•	The Stock Option Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company. However, no more than 10% of total Shares issued and outstanding can be reserved for issuance to insiders in a one-year period under the Stock Option Plan and any other security based compensation arrangement, and no more than 10% of total Shares issued and outstanding can be issued to all insiders in a one-year period under the Stock Option Plan and any other share compensation arrangement. Options cannot be transferred to another person.

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•	The following kinds of changes require Shareholder approval under the terms of the Stock Option Plan:

✓	any change to the number of Shares that can be issued under the plan, including increasing the fixed maximum number of Shares, or changing from a fixed maximum number to a fixed maximum percentage of Shares

✓	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

✓	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants

✓	the addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying Shares from the plan reserve

✓	the addition of a deferred or restricted share unit or any other provision which results in Shares being received while no consideration is received by Denison

✓	discontinuance of the Stock Option Plan

✓	any other amendments that could lead to a significant dilution of the Company’s outstanding Shares or may provide additional benefits to participants under the Stock Option Plan, especially insiders, at the expense of the Company and its existing Shareholders

•	No change to the Stock Option Plan can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the Stock Option Plan.

•	The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Stock Option Plan, including amendments of a house keeping nature, changes to the vesting provisions of an option, a change to the termination provisions of an option, provided that the extension does not go beyond the original expiry date of the option and add a cashless exercise feature that provides for a full deduction of Shares from the plan reserve.

The Company prohibits the giving of financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

The table below sets out the number and price of Shares to be issued under the Stock Option Plan at the end of 2013. On March 28, 2014, there were an aggregate of 9,083,877 options outstanding.

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (as at December 31, 2013) (a)		Weighted – Average Exercise Price of Outstanding Options (as at December 31, 2013) (b)		Number of Shares Remaining Available for Future Issuance Under Stock Option Plan (excluding Shares reflected in (a)) (as at December 31, 2013)[1]
Equity Compensation Plans Approved by Shareholders[2]	8,431,138	[3,4]	CAD$	1.91	26,276,120
Equity Compensation Plans Not Approved by Shareholders	Nil			Nil	Nil

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Notes:

1.	Based on 482,003,444 Shares outstanding on December 31, 2013. The aggregate number of Shares that may be issued pursuant to the Stock Option Plan, as amended, may not exceed 39,670,000. As at December 31, 2013, 13,393,880 options had been granted (less cancellations) since the Stock Option Plan’s inception in 1997.
2.	Reference is made to the disclosure regarding the Stock Option Plan in Note 20 in the Consolidated Financial Statements for the Year Ended December 31, 2013 which are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
3.	In 2006, the Company assumed DMI’s Legacy Plan (defined below). In 2013, the Company issued replacement options to Fission employees pursuant to the plan of arrangement as explained below.
4.	This represents approximately 1.75% of the Shares outstanding on December 31, 2013.

Additional Options

In 2006, DMI combined its business with IUC to form today’s Denison. As part of that business combination, the Company agreed to assume all of DMI’s obligations under its legacy stock option plan of DMI (the “DMI Legacy Plan”). As a result, DMI option holders received 2.88 Shares for each DMI option exercised according to its terms at the time of grant. This business combination also resulted in the automatic vesting of all DMI options outstanding on December 1, 2006. On December 1, 2006, an aggregate of 1,411,115 options were outstanding under the DMI Legacy Plan, which were restated as 4,064,011 Denison options. No further grants can be made under the DMI Legacy Plan.

On April 26, 2013, Denison acquired Fission by way of a plan of arrangement. Pursuant to the plan of arrangement, holders of Fission options to acquire Fission shares exchanged their Fission options for replacement options to acquire Shares which automatically vested upon issuance. On April 26, 2013, an aggregate of 1,985,035 Fission replacement options were issued. No further grants of Fission replacement options can be made.

Additional Information

Additional information relating to the Company is available on Denison’s website at www.denisonmines.com, on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis for its most recently completed financial year.

You may request a printed copy of the following documents free of charge by writing to the Corporate Secretary of the Company at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2:

•	The Company’s 2013 Annual Report, containing the Company’s consolidated financial statements and related management’s discussion and analysis for its year ended December 31, 2013;

•	Any subsequently quarterly report; or

•	The Company’s most recent Annual Information Form or Form 40-F.

Approval

The contents and the sending of this Circular to Shareholders, the directors and the auditor of the Company have been approved by the Board.

By Order of the Board of Directors,

Signed “Ron F. Hochstein”

Ron F. Hochstein

President and Chief Executive Officer

2014 DENISON MANAGEMENT INFORMATION CIRCULAR

APPENDIX A

MANDATE OF THE BOARD, POSITION DESCRIPTIONS

AND LIMITS TO MANAGEMENT’S RESPONSIBILITIES

The Board of Directors of Denison Mines Corp. recognizes the importance of adopting a written mandate and for developing position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer (“CEO”), involving the definition of the limits to management’s responsibilities, and has adopted the following amended terms of reference effective the 7th day of March 2013.

1.	MANDATE AND POSITION DESCRIPTION FOR THE BOARD

(a) The Board has adopted the following mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, responsibility for the following matters:

(i)	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	adoption of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(iii)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(iv)	succession planning, including appointing, training and monitoring senior management;

(v)	adopting a communications policy for the Corporation; and

(vi)	the Corporation’s internal control and management information systems.

(b) The Board takes its responsibilities very seriously and expects that all directors will participate in Board and Committee meetings on a regular basis, to the extent reasonably practicable, and will review all meeting materials in advance of each meeting. Attendance of directors shall be taken at each Board meeting by the Corporate Secretary or Assistant Corporate Secretary.

(c) At all times, a majority of the Board will satisfy the independence requirements set out by the Canadian Securities Administrators in National Policy 58-201 and any other applicable laws and regulations as the same may be amended from time to time. The independent directors shall meet once per year to discuss the Corporation’s matters.

(d) The Corporation, together with its subsidiaries, is committed to conducting its business in compliance with the law and the highest ethical standards, and to the highest standards of openness, honesty and accountability that its various stakeholders are entitled to expect. The Audit Committee of the Board has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters, and the Corporation has established a Code of Ethics for Directors, Officers and Employees, which establishes procedures for directors, officers and employees to report any concerns or questions they may have about violations of the Code or any laws, rules or regulations. In addition, the Board will consider adopting other measures for receiving feedback from stakeholders if at any time the Board or its independent directors consider the foregoing to be inadequate.

(e) All new directors will receive a comprehensive orientation. This orientation may vary from director to director, depending on his or her expertise and past experience, but in each case will be sufficient to ensure that each director fully understands the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and resources that is expected) and an understanding of the nature and operation of the Corporation’s business.

(f) The Board will provide continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

(g) Prior to nominating or appointing individuals as directors, the Board will consider the advice and input of the Corporate Governance and Nominating Committee on all relevant matters, including:

(i)	the appropriate size of the Board, with a view to facilitating effective decision making;

(ii)	what competencies and skills the Board, as a whole, should possess; and

(iii)	what competencies and skills each existing director possesses.

2. POSITION DESCRIPTIONS FOR THE CHAIR OF THE BOARD, THE LEAD DIRECTOR, AND THE CHAIR OF BOARD COMMITTEES AND THE CEO

(a) Where the Chair of the Board is not an independent director, in accordance with paragraph 1(c) of this Mandate and upon recommendation of the Corporate Governance and Nominating Committee, the Board will appoint from among the independent directors, a Lead Director to serve as such until the next meeting of shareholders where directors are elected, unless otherwise removed by resolution of the Board of Directors.

(b)	The Chair of the Board, if independent, or the Lead Director will:

(i)	act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties;

(ii)	provide leadership for the Board’s independent directors;

(iii)	organize the Board to function independently of management, and ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between the Board and management responsibilities are clearly understood and respected;

(iv)	ensure that the Board has an opportunity to meet without members of management, regularly, and without non-independent directors at least once per year;

(v)	determine, in consultation with the Board and management, the time and places of the meetings of the Board;

(vi)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities and mandates, where appropriate, through its duly appointed committees, including:

•	ensuring that the Board works as a cohesive team and providing the leadership essential for this purpose;

•	ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;

•	ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;

•	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the board and committees is assessed on a regular basis: and

•	ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board.

(vii)	ensure that the Board has a succession planning process is in place to appoint the Chief Executive Officer and other members of management when necessary;

(viii)	co-ordinate with management and the Corporate Secretary or Assistant Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(ix)	preside as chair of each meeting of the Board;

(x)	communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board; and

(xi)	act as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner, which will involve working with the Chief Executive Officer to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Corporation is building a healthy governance culture.

The Chair of the Board or the Lead Director may, as the case may be, delegate or share, where appropriate, certain of these responsibilities with any committee of the Board.

(c) Any special responsibilities and authorities of the Chair of any committee of the Board will be set out in the Terms of Reference/Mandate for the Committee. In general, the Chair of a Committee shall lead and oversee the Committee to ensure that it fulfills its mandate as set out in the Committee’s Terms of Reference/Mandate. In particular, the Chair shall:

(i)	organize the Committee to function independently of management, unless specifically provided otherwise in the Committee’s Mandate;

(ii)	ensure that the Committee has an opportunity to meet without members of management as necessary;

(iii)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(iv)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

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(v)	co-ordinate with management and the Secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(vi)	provide advice and counsel to the CEO and other senior members of management in the areas covered by the Committee’s mandate;

(vii)	preside as chair of each meeting of the Committee; and

(viii)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

(d) The CEO, subject to the authority of the Board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the Board may specify, from time to time. These responsibilities shall include making recommendations to the Board regarding the implementation, performance and monitoring, as the case may be, of each of the items referred to in paragraphs 2(b)(i) to (b)(viii) of this mandate and ensuring that procedures are in place and followed by the Corporation so that each of those items and any other requirement of the Board is implemented, performed and monitored in a prudent and responsible manner in accordance with the determinations of the Board. The Board will develop and approve periodically, as the Board considers necessary, the corporate goals and objectives that the CEO is responsible for meeting.

3.	LIMITS ON THE CEO’S AUTHORITY

(a) Unless specifically instructed otherwise by the Board, and except as set out in Section 127(3) of the Ontario Business Corporations Act (the “OBCA”), the CEO of the Corporation has the responsibility and authority to transact any business or approve any matter:

(i)	in the ordinary course of business of the Corporation; and

(ii)	that is not in the ordinary course of business of the Corporation, but that is not likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Corporation; and

(b) In addition to those matters referred to in Section 127(3) of the OBCA, Board approval is required with respect to any business or matter that is not in the ordinary course of business of the Corporation and that is likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Corporation.

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Denison Mines Corp.

Atrium on Bay

595 Bay Street Suite 402

Toronto ON M5G 2C2

T 416 979 1991 F 416 979 5893

www.denisonmines.com

TSX: DML

NYSE MKT: DNN